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SEC
Mail Processing
Section

FEB 21 2017

Washington DC
406

SE....... AND ....ON

17005213

ANNUAL AUDITED REPORT
(FORM X-17A-5)
PART III

SEC FILE NUMBER
8 - 67496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2016___ AND ENDING ___12/31/2016___
                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRC Fund Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___100 Wall Street___
              (No. and Street)

___New York___   ___NY___   ___10005___
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Scott Daniels___   ___(212) 751-4422___
                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___WithumSmith+Brown, PC___
        (Name -- if individual, state last, first, middle name)

___1411 Broadway___   ___New York___ ___NY___   ___10018___
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Scott D. Daniels_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____HRC Fund Associates LLC_____ , as of _____December 31,_____,20 16___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____No Exceptions_____

_____   _____

_____   _____
                                                                                                 Signature

                                                                                                 F-INOP
_____   _____
                Notary Public   Title

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report
- [ ] (p) Report of Registered Public Accounting Firm on the Exemption Report Required by Rule 17a-5 Under the Securities & Exchange Act of 1934

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
HRC Fund Associates, LLC:

We have audited the accompanying statement of financial condition of HRC Fund Associates, LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of HRC Fund Associates, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 16, 2017

WithumSmith+Brown, PC   465 South Street, Suite 200, Morristown, New Jersey 07960-6497   T (973) 898 9494   F (973) 898 0686   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

HRC FUND ASSOCIATES, LLC

CONTENTS

Independent Auditors' Report   1

Financial Statement

    Statement of Financial Condition   2

    Notes to Financial Statement   3-5

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$	4,591,420
Fees receivable		363,665
Fees receivable - affiliate		888,178
Prepaid expenses		21,766
Other assets		104,707
	$	5,969,736

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	319,010
Due to affliliate		691,669
		1,010,679
Members' equity		4,959,057
	$	5,969,736

HRC FUND ASSOCIATES, LLC

1. Nature of business and summary of significant accounting policies

Nature of Business

HRC Fund Associates, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of acting as a placement agent (or finder) for hedge funds and similar private investment funds and marketing agent for registered mutual funds. The Company markets these mutual funds exclusively to other registered broker-dealers and financial consultants and does not transact any wholesale or retail sales of mutual fund shares. The Company is registered as a broker-dealer in 34 states and has one office located in New York City.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February XX, 2017. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in a short-term money market account to be cash equivalents.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts. Fees receivable are written off when management determines the fees are not collectible. No allowance for doubtful accounts was required at December 31, 2016.

Management, Performance and Marketing Fees

Management and performance fees are recognized based on the terms of the related contracts and financial information received by management reflecting the capital balances of the managed funds and the performance of the respective funds. According to a referral agreement with an affiliated investment advisor, marketing fees are recognized based on a percentage of the fee received by the advisor.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company, however, is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011.

---

1. Nature of business and summary of significant account policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Related party transactions

Service Agreement

Pursuant to a service agreement, affiliates of the Company provide various services and other operating assistance to the Company. The agreements provide for professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel, and other general and administrative services. The total amount charged by the affiliates, under this agreement, was approximately $4,648,000 for the year ended December 31, 2016. At December 31, 2016 the amount due to the affiliate for fees pursuant to the service agreement was approximately $691,700.

An affiliate of the Company provides bookkeeping, accounting, tax preparation and compliance services. The total amount charged by the affiliate was approximately $83,000 for the year ended December 31, 2016. At December 31, 2016 approximately $6,000 was due to the affiliate for such services.

Major Customer

Management, performance and marketing fees earned from two affiliated customers accounted for 76% of the fees earned in 2016 and 71% of the fees receivable at December 31, 2016.

3. Net capital requirement

The Company, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $3,581,000, which was approximately $3,514,000 in excess of its minimum requirement of approximately $67,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub paragraph (k)(2)(i) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

---

5. Income taxes

The Company recorded income tax expense of approximately $106,000 for the year ended December 31, 2016 in the accompanying financial statements for New York City UBT ("UBT"). During 2016 the Company amended previously filed UBT returns for tax years 2015, 2014 and 2013 for oversights brought to their attention in 2016. The amendments resulted in refunds of approximately $ 340,000 resulting in an income tax benefit of approximately $234,000 recognized in the statement of operations for the year ended December 31, 2016. As of December 31, 2016, the Company had a net receivable of $104,707 included in other assets on the accompanying statement of financial condition relative to current taxes and the amended returns.

6. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation.

7. Subsequent events

The Company has evaluated subsequent events. During the period subsequent to December 31, 2016 the members of the Company affected withdrawals of approximately $2,348,000. There are no other subsequent events which require disclosure in the notes to the financial statements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
HRC Fund Associates, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by HRC Fund Associates, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 16, 2017

WithumSmith+Brown, PC   4 Park Place, Suite 2, Morristown, New Jersey 07960-4607   T (973) 898 9494   F (973) 898 0694   withum.com